June 6, 2014

Derek B. Newman
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aspiration Funds: File Nos. 333-192991 and 811-22922

Dear Mr. Newman:

On December 20, 2013, Aspiration Funds (the “Trust”) filed a Registration Statement under the Securities Act of 1933 on Form N-1A on behalf of the Aspiration Flagship Fund (the “Fund”), a series of the Trust..  The Trust filed a pre-effective amendment solely to change the address of its principal office on December 23, 2013.  You provided written comments on January 17, 2014.  The Trust and various members of the Commission staff discussed issues related to the Fund’s fee arrangement with the investment adviser, Aspiration Fund Adviser, LLC (the “Adviser”), on March 6, 2014, May 5, 2014 and May 29, 2014.  A supplemental letter explaining the legal basis for this fee arrangement was filed via EDGAR correspondence on March 21, 2014.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to your comments, except as indicated below.  For your convenience, I have summarized your comments.

General Comments

1.
Comment:  We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response:  The Board of Trustees of the Trust has now approved the Adviser to serve as the Trust’s investment adviser.  The Adviser will manage the Fund, which at the present time will be the only series of the Trust.  The Board also approved Ultimus Fund Distributors, LLC as the Fund’s distributor; Ultimus Fund Solutions, LLC as the Fund’s transfer agent and shareholder servicing agent, fund accounting agent and administrator; and U.S. Bank as the Fund’s custodian.  At an in-person meeting held on May 12, 2014, Emerald Separate Account Management, LLC, (the “Sub-Adviser”) was approved as the Fund’s sub-adviser.   As a result, appropriate disclosure has been added to the prospectus and Statement of Additional Information.

Michael.Wible@ThompsonHine.com   Fax: 614.469.3361   Phone: 614.469.3297

Derek B. Newman
June 6, 2014 Page 2

2.
Comment:  Please supply the undersigned with copies of any exemptive applications or no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response:  The Trust is not relying on exemptive orders or no-action letters at this time.

Cover Page

3.	Comment: On the cover page, please include the exchange ticker symbol for the Fund.

Response:  NASDAQ recently issued a ticker symbol to the Fund, which will be added to the cover page.

Prospectus

4.
Fees and Expenses (Page 3): As indicated in the table, the Adviser will be providing the advisory services at no-charge. In your response, please explain any form of compensation or benefit (either direct or indirect) that the adviser will receive for managing the Fund, including whether any compensation or benefit are described in the investment advisory agreement between the Trust and the Adviser, and whether the Board has considered and approved any form of compensation or benefit that may accrue to the Adviser. In addition, please explain whether there are any current plans to change the Adviser’s compensation structure in the future. Based on your response to this comment and our review of the investment advisory agreement (once received), staff may have additional comments.

Response:  Only clients of the Adviser may invest in the Fund and the Adviser currently does not advise any other funds or separately managed accounts.  In order to invest in the Fund, a client must first execute an investment advisory agreement and open an account with the Adviser.  At the time the account is opened, the client voluntarily determines the amount, if any, it chooses to pay the Adviser for investment advice.  The Adviser does not require a minimum advisory account fee and does not negotiate with the client.  The amount the client decides to pay, if any, is voluntarily chosen by the client.

The Adviser also does not charge the Fund a management fee.  Because the Adviser only advises clients to invest in the Fund, the Adviser will indirectly receive compensation related to its management of the Fund via the fee (if any) it receives for managing client advisory accounts.  While the compensation arrangement between the Adviser and its individual advisory clients is not described in the Investment Advisory Agreement between the Trust and the Adviser, the terms of arrangement were made known to the Board of Trustees at the meeting at which the Investment Advisory Agreement was reviewed and approved by the Board of Trustees, including the independent trustees.  In the future, the Adviser will disclose to the Board of Trustees the amount of aggregate investment advisory fees it receives from clients.  The aggregate amount of advisory fees received by the Adviser also will be disclosed in the 15(c) discussion in the Fund’s shareholder reports.

Derek B. Newman
June 6, 2014 Page 3

Regardless of the amount that advisory clients choose to pay the Adviser for managing their advisory accounts, all investors in the Fund will be treated equally with regard to the Fund management fee (i.e., 0.00%) and all investors in the Fund will benefit equally from the Adviser’s management services.  The Adviser will permit an investor to invest new money in the Fund even if the investor continues to pay no advisory, unless the shareholders of the Fund approve a change in the Fund’s fee structure that imposes an advisory fee.

Any change to the Fund’s fee structure must be approved by shareholders.  The Adviser has no plans to propose a change to the Fund’ fee structure.

A supplemental letter explaining the legal basis for this fee arrangement was filed via EDGAR correspondence on March 21, 2014.  In addition, the Adviser discussed the fee arrangement with various members of the staff on March 6, 2014, May 5, 2014 and May 29, 2014.

5.
Fees and Expenses (Page 3):  Please include a sentence in footnote 3 (and other appropriate disclosure in the Prospectus) describing that, to the extent that the Fund incurs expenses excluded from the expense limitation agreement, net operating expenses of the Fund may be higher than the expense cap.

Response:  The following disclosure has been added to footnote 3:

“Any expenses incurred by the Fund that are excluded from the Adviser’s reimbursement obligation, such as expenses associated with investments in underlying investment companies and extraordinary expenses, may result in the Fund’s annualized expenses exceeding 0.50% of its average net assets (“Maximum Operating Expense Limit”).

6.
Fees and Expenses (Page 3).  The date upon which the expense limitation agreement may be terminated is not provided in footnote 3. In your response, please confirm that the expense limitation agreement will be in place for no less than one year. If the term of the agreement is for less than one year, or if the Adviser may terminate the agreement within the first year, please remove the Expense Reimbursement line-item from the table. In addition, please confirm in your response: (i) that the Board has no present intent to terminate the agreement; and (ii) whether the agreement has recoupment provisions and, if so, describe the terms of those provisions in footnote 3 (and other appropriate sections of the Prospectus).  Furthermore, please file the expense limitation agreement as an exhibit.

Response:  The Adviser has agreed to maintain the expense limitation agreement for an initial period of at least one year from the date of the prospectus.  The Board of Trustees has no present intention of terminating the agreement before that date.  The expense limitation agreement does provide for the recoupment of previously waived and/or reimbursed fees and expenses.  The following disclosure has been added to footnote 3.

Derek B. Newman
June 6, 2014 Page 4

“Any fees or expenses waived or reimbursed by the Adviser are subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit in place at the time of the initial waiver and/or reimbursement.”

7.
Principal Investment Strategies (Page 4):  For purposes of consistency with the investment objective disclosed on page 3, please consider inserting “high” before “total return” in the first sentence of the first paragraph.  This comment also applies to disclosure of the investment objective throughout this registration statement.

Response:  The Fund’s investment objective has been changed from seeking “high total return” to seeking “absolute return”.  This change has been made throughout the prospectus.

8.
Principal Investment Risks (page 5-6):  With respect to “Investment Company Risk,” please include disclosure providing that regulatory restrictions may limit the amount that the Fund can invest in underlying funds, which may result in the Fund not being able to invest as much as it would like in certain underlying funds.

Response:  The investment company risk disclosure has been amended as follows:

“Investment Company Risk.  Investments by the Fund in other investment companies, including ETFs, will expose investors to the risk that the underlying fund manager may change objectives which may or may not parallel the investment direction of the Fund. The Adviser has no control over the managers or investments of underlying funds. In addition, the price movement of an ETF may not correlate to the underlying index and may result in a loss. Closed-end funds may trade infrequently, with small volume, and at a discount to NAV, which may affect the Fund’s ability to sell shares of the fund at a reasonable price. Further, investments in other investment companies subject the investor to fees and expenses charged by such other investment companies, including ETFs.  Finally, the Investment Company Act of 1940 imposes certain limitations on a fund’s investments in other mutual funds.  These limitations may prevent the Fund from investing in certain funds to the extent that it would like.

9.
Principal Investment Risks (page 5-6):  With respect to “Concentration” risk, please confirm in your response whether there is a current expectation that the Fund will be invested to a significant extent (directly and/or indirectly) in specific industries or sectors. If the Fund does not anticipate being “concentrated,” as that term is used under the Investment Company Act of 1940 (the “1940 Act”) in a single industry or group of industries (directly and/or indirectly), please consider using a different term other than “concentration.”

Derek B. Newman
June 6, 2014 Page 5

Response:  The Fund does not intend to concentrate in any specific industry or sector.  However, the Fund may at times invest to a significant extent (directly and/or indirectly) in underlying funds that invest in specific industries or sectors.  Therefore, the caption to this particular risk disclosure has been changed to Underlying Fund Concentration.

10.
Principal Investment Risks (page 5-6):  With respect to “Liquidity Risk,” the staff notes that to the extent that the Fund acquires the shares of an underlying fund in accordance with Section 12(d)(1)(F) of the 1940 Act, the underlying fund is not obligated to redeem its shares in an amount exceeding 1% of its shares outstanding during any period of less than 30 days. To the extent that the Fund invests in such shares beyond the 1% threshold, please confirm in your response whether those underlying fund shares will be treated as illiquid securities by the Fund for purposes of the Fund’s illiquid securities limitation. If so, please enhance the appropriate disclosure to address this specific liquidity risk.

Response:  To the extent the Fund acquires greater than 1% of the outstanding shares of any underlying fund, those shares in excess of 1% will be treated as illiquid for purposes of the Fund’s illiquid securities limitation.  Accordingly, the “Liquidity Risk” disclosure on page 6 has been amended as follows:

Liquidity Risk.  The Fund’s investments in illiquid securities may reduce the return of the Fund because it may be unable to sell such illiquid securities at an advantageous time or price.  Shares of an underlying fund held by the Fund in excess of 1% of the underlying fund’s outstanding shares are considered illiquid.

In addition, the “Liquidity Risk” disclosure on page 12 has been amended as follows:

Liquidity Risk.  The Fund may not invest more than 15% of the value of its net assets in illiquid securities.  Liquidity risk exists when particular investments are difficult to sell. Underlying funds whose shares are purchased by the Fund are obligated to redeem shares held by the Fund only in an amount up to 1% of the underlying fund’s outstanding securities during any period of less than 30 days.  As a result, shares held by the Fund in excess of 1% of an underlying fund’s outstanding securities will be considered illiquid and may not exceed 15% of the Fund’s total assets.  The Fund’s investments in illiquid securities may reduce the return of the Fund because it may be unable to sell such illiquid securities at an advantageous time or price. Investments in foreign securities, derivatives and securities with substantial market or credit risk tend to have the greatest exposure to liquidity risk.

Derek B. Newman
June 6, 2014 Page 6

11.	Performance (Page 8): If updated performance information will also be available on the Fund’s website, please add disclosure stating this and provide the Fund’s website.

Response:  The following disclosure has been added to the prospectus:

Updated performance information is available at no cost by calling (800) 683-8529 (toll free) or visiting www.aspiration.com.

12.
Buying and Selling Fund Shares (Page 8):  The disclosure indicates that shares of the Fund are only available to clients of the Adviser. If this is indeed the case, please explain in your response what role financial intermediaries (currently discussed throughout the disclosure) will play in the distribution of Fund shares, and describe what services are covered by the distribution component of the 12b-1 fee. In addition, please confirm whether all the Adviser’s clients are given the opportunity to invest in the Fund and, if not, which clients (or types of clients) may invest in the Fund.

Response:  The reference to “intermediary” under Other Purchase Information has been deleted.  We have not located any other references to financial intermediaries in the prospectus.  Because the fund will be distributed only through the Fund’s website, the 12b-1 will be used to finance the technology support necessary to maintain the website.  All clients of the Adviser will be eligible to invest in the Fund.

13
Management of the Fund – Investment Adviser (Page 13):  If the Adviser receives any compensation or benefit (either direct or indirect) for managing the Fund, please disclose the compensation or benefit (if any) in this section. In addition, consider additional disclosure on page 25 of the Statement of Additional Information providing information with respect to any compensation or benefit.

Response:  The following disclosure has been added to page 13 of the prospectus:

Only clients of the Adviser may invest in the Fund.  These advisory clients must establish an advisory relationship and open an individual advisory account with the Adviser before investing in the Fund.  The Adviser does not impose a set fee to manage individual advisory accounts.  Rather, advisory clients can pay the Adviser a fee in the amount they believe is fair to manage their individual advisory accounts.

14.	Valuing Fund Assets (page 15): In your response, please describe the composition of the Fair Value Committee. For example, please describe whether investment personnel are members of the committee.

Response:  The Fair Value Committee will be comprised of representatives of the Adviser, Sub-Adviser and the fund administrator.  Investment personnel are members of the Fair Value Committee because they provide important insight about the market for the securities.  The composition of the Fair Value Committee will be approved by the Board of Trustees, will operate according to procedures approved by the Board of Trustees, and minutes of its meeting will be reviewed by the Board of Trustees.

Derek B. Newman
June 6, 2014 Page 7

15.
Valuing Fund Assets (page 15):  Pursuant to Instruction to Item 11(a)(1) of Form N-1A, please include disclosure describing that the prospectuses for underlying funds will explain the circumstances under which those underlying funds will use fair value pricing.

Response:  The following disclosure has been added to the prospectus on page 15:

The circumstances under which an underlying fund will use fair value pricing and the methods used are disclosed in the offering documents of the underlying fund, which may include the underlying fund’s prospectus and statement of additional information.

Similar disclosure has been added to the Statement of Additional Information.

16.
How to Purchase Shares (Page 16):  If shares of the Fund are only available to certain clients (or types of clients) of the Adviser, please clarify the disclosure in this section to describe the clients (or types of clients) that are eligible to purchase shares.

Response:  All clients of the Adviser will be eligible to invest in the Fund.

17.	How to Purchase Shares (Page 16): Please re-state the investment minimums in this section.

Response:  The requested disclosure has been added.

18.
How to Redeem Shares (Page 17):  The disclosure in the second paragraph references a redemption fee. As the fees and expenses table indicates that the Fund does not charge a redemption fee, please resolve this apparent inconsistency.

Response:  The Fund does not charge a redemption fee.  Therefore, the reference to a redemption fee on page 17 has been deleted.

19.
Additional Prospectus Disclosure:  Pursuant to Item 12(b) of Form N-1A, include Prospectus disclosure in an appropriate location describing the Fund’s 12b-1 plan, including the statement that because these fees are paid out of Fund assets on an on-going basis, over time these fees will increase the cost of your investment.

Response:  The requested disclosure has been added.

Derek B. Newman
June 6, 2014 Page 8

Statement of Additional Information

20.
Other Derivatives (Page 20):  In your response, please describe how the Fund and Adviser will seek to ensure that the Fund operates within the limitations imposed by CFTC Rule 4.5, as these limitations may apply with respect to any indirect exposure that the Fund may have to those instruments covered by Rule 4.5 through investments in underlying funds. For example, describe whether the Adviser intends to rely on representations from underlying fund managers about the amount (or maximum permitted amount) of investment exposure that the underlying fund has to instruments such as commodity futures, options on commodity futures and swaps.

Response:  As part of their initial and on-going due diligence,  portfolio managers will review the offering documents and financial statements of underlying funds to determine the underlying funds’  ability to invest in commodities and the extent of any such investments, with the intention of limiting investments in those underlying funds that would render the Rule 4.5 exclusion unavailable.  In addition, the Adviser will request representations from each underlying fund regarding its commodity exposure.  Should an underlying fund change its commodity exposure in such a way as to cause the Fund to exceed the de minimis threshold in Rule 4.5 through its indirect exposure to commodities via the underlying fund, the Fund will redeem its interest, in whole or in part, in the underlying fund.

21.
Other Investment Companies (Page 14):  In the first paragraph, the disclosure states, “[u]nder the 1940 Act, the Fund may invest up to 10% of its assets in shares of investment companies and up to 5% of its assets in any one investment company as long as the Fund does not own more than 3% of the voting stock of any one investment company.” Based on the Fund’s strategy to operate as a “fund of funds,” the Fund will invest in other investment companies beyond the limitations of Section 12(d)(1)(A) and (B). In your response, please explain the regulatory basis for investing in other registered investment companies beyond these limits. For example, please describe in your response whether the Fund intends to rely on Section 12(d)(1)(F) of the 1940 Act, or whether the Fund intends to seek exemptive relief.

Response:  The Fund intends to operate as a fund of funds in reliance on Section 12(d)(1)(F).  The following disclosure will be added to page 14 of the SAI.

Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of a registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1 ½% percent. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days.  The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Derek B. Newman
June 6, 2014 Page 9

22.
Investment Advisory and Other Services – The Investment Adviser (page 25):  In your response, please describe when the Adviser was formed and the nature of its advisory business. The disclosure on page 25 of the SAI states that the Adviser was recently formed to advise the Fund, but the Prospectus discloses that the only investors in the Fund will be the Adviser’s clients (which implies that the Adviser has existing clients). Similarly, the disclosure on page 27 references performance fees earned by the Adviser from non-U.S. mutual funds. (emphasis added). Please explain how these statements are consistent. If the Adviser does not intend to manage other accounts, please also revise the disclosure on page 26 discussing potential conflicts related to the portfolio manager’s management of other accounts.

Response:  The Adviser was formed in 2013 and does not currently have any clients.  The disclosure in the prospectus is accurate in that only clients of the Adviser will be able to invest in the Fund.  The Adviser’s advice to clients (other than the Fund) is limited to advising such clients to invest in the Fund.  The disclosure on page 26 and been replaced with disclosure more narrowly tailored to the Adviser’s business.

23.
Other Portfolio Manager Information (page 26):  With respect to the Adviser’s allocation procedures, please enhance the disclosure by explaining more specifically the procedures used by the Adviser to allocate investments. For example, disclose whether the Adviser uses a pro rata allocation and/or rotation system with respect to certain types of securities. In addition, please disclose that the Fund’s Board has reviewed and approved the Adviser’s allocation policies.

Response:  The Adviser has hired the Sub-Adviser to manage the assets of the Fund.  The conflicts of interest disclosure referenced above has been deleted and replaced with the following, which discloses the Sub-Adviser’s allocation procedures:

Derek B. Newman
June 6, 2014 Page 10

Investment decisions for the Fund are made with a view to achieving its investment objectives.  Investment decisions are the product of many factors.  Some securities considered for investment by the Fund may also be appropriate for other clients served by the Sub-Adviser. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of these clients is considered at or about the same time, transactions in such securities will be allocated among the Fund and clients in a manner deemed fair and reasonable by the Sub-Adviser. The Sub-Adviser may aggregate orders for the Fund with simultaneous transactions entered into on behalf of its other clients so long as price and transaction expenses are averaged either for the portfolio transaction or for that day. Client trades are typically aggregated under its trading procedures for similar types of accounts – i.e. those with full discretion, directed brokerage clients, directed investment policy and/or restrictions, and funds with daily cash flow differences (usually mutual funds with daily inflows or outflows such as the Fund). These similar accounts will participate in bunched trades with the price averaged among the accounts. Execution among the different types of accounts rotates on an ongoing basis so that over time each type of account executes first, and then second, and then third, and so forth, so that all accounts ultimately receive equal trading treatment.  A particular security may be bought for one or more clients when one or more clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day’s transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the Sub-Adviser’s opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients, including the Fund.

24.
Portfolio Manager Compensation (Page 27):  Pursuant to Item 20(b) of Form N-1A, please enhance the disclosure to describe with specificity the criteria on which each type of compensation is based. With respect to compensation based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response:  The Adviser has hired the Sub-Adviser to manage the assets of the Fund.  The portfolio manager compensation disclosure referenced above has been deleted and replaced with the following, which discloses the criteria used by the Sub-Adviser to compensate the portfolio managers:

The Sub-Adviser compensates the portfolio manager for his management of the Fund. The portfolio manager’s compensation consists of a fixed salary and a discretionary quarterly bonus.  The quarterly bonus is not based on the investment performance of the Fund’s portfolio.  Instead, the quarterly bonus is based on an overall review and assessment of the portfolio manager’s job performance.

Derek B. Newman
June 6, 2014 Page 11

25.	Fund Services (Page 27): In your response, please describe how the Fund custodies its investments in underlying funds.

Response:  Shares of underlying funds owned by the Fund are maintained in an account with the underlying funds transfer agent in the name of the Fund’s custodian or its nominee.  The Fund’s custodian is responsible for receiving confirmation or account statements from an underlying fund’s transfer agent and identifying by book entry that such underlying fund shares are being held by it for the benefit of the Fund.

The Trust has authorized me to convey to you that it acknowledges the following:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible

cc:	Alexandra Hyman
Tina Bloom
Patricia Bruns